Exhibit 21.1

Subsidiaries of SNB Bancshares, Inc.

Name of Subsidiary	Jurisdiction of Incorporation

Southern National Bank of Texas	United States
SNB Corporation	Delaware
Commerce Green Realty, Inc.	Texas
SNB Capital Trust I	Delaware
SNB Statutory Trust II	Connecticut
SNB Capital Trust III	Delaware
SNB Capital Trust IV	Delaware